

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2010

Ms. Kathy I. Sheffield
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, Oklahoma 74107

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Definitive 14A filed April 15, 2010**
> **File No. 1-18953**

Dear Ms. Sheffield:

We have reviewed your response letter dated August 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Period Ended June 30, 2010</u>

Note 1. Basis of Presentation

<u>Revenue Recognition, page 5</u>

We note your response to prior comment 1. Please further expand your disclosures regarding your arrangements with independent manufacturer representatives and payments made to independent manufacturer representatives by addressing the following:
- Please provide a description of your arrangements with your independent manufacturer representatives. You should explain, if true, that the customer orders a

group of products and services from these representatives. You act as the billing agent for the entire order, including the portion of the order that relates to third party products and the portion which represents commissions to be retained by the independent manufacturer representatives. You should also explain what the third party products are and your obligations related to these third party products;

- You should clarify what the minimum sales price represents and that the final sales price includes the minimum sales price, the sales price of third party products, and commissions;
- You should clarify, if true, that you are unable to determine how much of the excess of the final sales price over the minimum sales price is specifically for commissions or for third party products; and
- On page 9, you present a table showing the components of accrued liabilities. Based on your response, it appears that the amount described as commissions actually represents the total amount which needs to be remitted to independent manufacturer representatives. This amount does not solely reflect commissions, rather includes both commissions and amounts related to third party products. If true, please revise your description of this amount.

Please show us supplementally what your disclosures will look like.

Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief